UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Endava plc
(Name of Issuer)

Class A ordinary shares, nominal value £0.02 per ordinary share
(Title of Class of Securities)

29260V105**
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 29260V105 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The New York Stock Exchange under the symbol “DAVA.” Each ADS represents one Class A Ordinary Share of the Issuer. No CUSIP number has been assigned to the Class A Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29260V105	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
David Heron

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
750,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
750,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
750,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9%

12	TYPE OF REPORTING PERSON
IN

CUSIP No. 29260V105	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
         Endava plc (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:
         The Issuer’s principal executive offices are located at 125 Old Broad Street, London EC2N 1AR.

Item 2(a).	Name of Persons Filing:
         David Heron

Item 2(b).	Address of Principal Business Office or, if None, Residence:
         Whinwood, Beauleiu Road
Lyndhurst, Hants SO43 7DA

Item 2(c).	Citizenship:
         United Kingdom

Item 2(d).	Title of Class of Securities:
         Class A ordinary shares, nominal value £0.02 per ordinary share (the “Class A Shares”)

Item 2(e).	CUSIP Number: 29260V105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
         Not applicable.

CUSIP No. 29260V105	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Mr. Heron is the beneficial owner of 750,000 Class A Shares.
(b)
Percent of Class: 5.9%, which is based on a total of 11,994,980 total Class A Shares outstanding. Mr. Heron’s holdings represent 7.8% of the total voting power of the Issuer, calculated with respect to the Class A Shares, the Issuer’s Class B ordinary shares (the “Class B Shares”) and the Issuer’s Class C ordinary shares (the “Class C Shares”), voting as a single class. Each Class A Share and each Class C Share is entitled to one vote per share and each Class B Share is entitled to ten votes per share.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 750,000
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition: 750,000
(iv)	shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
         Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
         Not applicable.

Item 8.	Identification and Classification of Members of the Group.
         Not applicable.

Item 9.	Notice of Dissolution of Group.
         Not applicable.

Item 10.	Certification.
         Not applicable.

CUSIP No. 29260V105	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2019

By: /s/ David Heron
David Heron